FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 4, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	Relevant fact, dated on December 4, 2003	3

Item 1

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE—RELEVANT FACT

Mr. Joaquim Agut Bonsfills, chairman of the Board of Directors of Terra Networks, S.A. has been indicated by Telefónica, S.A., major shareholder of the Company, to submit through the Board of Directors, previous favourable report from the Appointment and Remuneration Committee of the Board, the proposal of appointment of Mr. Kim Faura Batlle as member and chairman of the Board of Directors of Terra Networks, S.A., to substitute him. The proposal will be submitted to the next meeting of the Board of Directors of the Company to be held within this month.

In Madrid, December 4, 2003.

José Francisco Mateu Isturiz

General Counsel and Secretary to the Board of Directors of

Terra Networks, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	December 4, 2003	By:	/S/ JOSÉ F. MATEU ISTURIZ

		Name:	José F. Mateu Isturiz
		Title:	General Counsel and Secretary of the Board of Directors